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                                                                    THE HARTFORD

August 14, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644
Attention: Division of Investment Management

Re:    Hartford Life Insurance Company (the "Company")
       Hartford Life Insurance Company Separate Account Seven (the "Registrant") Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 (the "Registration Statement") File No. 333-148564

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Company, on its own behalf and on behalf of the Registrant, and the principal underwriter hereby request that the above referenced Registration Statement electronically filed via EDGAR on August 14, 2009 be accelerated and declared effective on August 14, 2009 or as soon thereafter as is reasonable practicable.

The Company hereby represents that, in accordance with the guidance provided in Investment Company Act Rel. No. IC-14575 (June 14, 1985), the Registration Statement contains multiple prospectuses that describe contracts that are essentially identical but for variations with respect to the underlying funds and distribution channels.

Hartford Life Insurance Company

By:    John C. Walters                      By:    /s/ Richard J Wirth
       -----------------------------------         -----------------------------------
       John C. Walters, Chief Executive            Richard J. Wirth,
       Officer, President and Chairman of          Attorney-in-fact
       the Board

Hartford Securities Distribution Company, Inc.

By:    Richard E. Cady
       -----------------------------------
       Richard E. Cady, Assistant Vice
       President